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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                                ----------------

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

                                ----------------

                                 NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------


                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                   1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                ----------------

                                    COPY TO:
                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                                ----------------

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*    There is no Cusip Number assigned to the Registered Shares. CUSIP No.
     152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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
       This constitutes Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 25, 2003 (as previously amended, this "Statement") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("Smith & Nephew Group"), being made pursuant to the Preliminary Prospectus, dated April 25, 2003, forming a part of Smith & Nephew Group's Registration Statement on Form F-4, filed with the Securities and Exchange Commission by Smith & Nephew Group on April 25, 2003.

       The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.


ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       Item 7(a) is hereby amended and supplemented to add the following paragraph at the end thereof:

       "Swiss Takeover Law requires a target company in a public offer to grant a subsequent offeror access to company information, such as data rooms and management presentations, to the same extent these were made available to a prior offeror. On May 21, 2003, at a meeting in Zurich, representatives of the Company discussed with representatives of Zimmer, among other things, the process for Zimmer's conduct of due diligence and the conditions to Zimmer's proposed offers set forth in the Swiss pre-announcements made by Zimmer on May 20, 2003. On May 26, 2003, Zimmer executed a confidentiality agreement with the Company relating to Company information to be provided to it in the due diligence process."

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        CENTERPULSE LTD.

                                        By: /s/ Max Link
                                            ------------------------------------
                                            MAX LINK
                                            CHAIRMAN AND CHIEF EXECUTIVE OFFICER




                                        By: /s/ Urs Kamber
                                            ------------------------------------
                                            URS KAMBER
                                            CHIEF FINANCIAL OFFICER

Dated: May 28, 2003